Exhibit 99.2

THIS EXHIBIT OMITS CERTAIN INFORMATION, IDENTIFIED BY ***, THAT IS NOT MATERIAL AND THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

INTANGIBLE ASSET PURCHASE AGREEMENT

THIS INTANGIBLE ASSET PURCHASE AGREEMENT (this “Agreement”) is entered into as of April 1, 2025, between TCTM Kids IT Education Inc., a Cayman Islands exempted company (“Buyer”) and JEETHEN INTERNATIONAL CO., LIMITED, a HONG KONG company (“Seller”).

RECITALS

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, an intangible asset of the Seller, as set forth in Exhibit A attached hereto (the “Intangible Asset”) on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements, representations, warranties and covenants set forth below, Buyer and Seller hereby agree as follows:

AGREEMENT

1.              Definitions. As used in this Agreement, the following terms shall have the following meanings:

1.1           “Agreement” has the meaning given in the Preamble.

1.2           “Buyer” has the meaning given in the Preamble.

1.3           “Closing” means the consummation of the transactions contemplated hereby.

1.4           “Closing Date” has the meaning given in Section 3.

1.5           “Governmental Entity” means any court, or any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality (domestic or foreign).

1.6           “Intangible Asset” has the meaning given in the Recitals.

1.7           “Lien” means any mortgage, pledge, lien, security interest, option, covenant, condition, restriction, encumbrance, charge or other third-party claim of any kind.

1.8           “Person” means an individual, corporation, partnership, limited liability company, association, trust, Governmental Entity or political subdivision or agent or instrumentality thereof, or other entity or organization.

1.9           “Purchase Price” has the meaning given in Section 2.3(b).

1.10         “Seller” has the meaning given in the Preamble.

1.11         “Shares” has the meaning given in Section 2.3(b).

1.12         “Valuation” has the meaning given in Section 2.3(a).

1.13         “Tax” has the meaning given in Section 6.1.

1.14         “Tax Return” has the meaning given in Section 6.1.

2.              Sale and Purchase.

2.1           Transfer of Intangible Asset. Subject to the terms and conditions of this Agreement, Seller shall sell, assign, grant, transfer, and deliver (or cause to be sold, assigned, granted, transferred and delivered) to Buyer or any Person(s) designated by Buyer, and Buyer shall purchase and accept from Seller as of the Closing Date, free and clear of all Liens, all of Seller’s rights, title and interest in and to all of the Intangible Asset.

2.2           Liabilities. Buyer assumes no current liabilities with respect to the Intangible Asset. For the avoidance of doubt, Buyer does assume responsibility, as required, for the payment of registration fees and related fees due in the future for maintaining registration or ownership of the Intangible Asset.

2.3           Purchase Price.

(a)          The Intangible Asset was valued by an independent qualified professional valuer, Zhongjing Hongwei (Beijing) Asset Appraisal Co., Ltd., at 10.85 million US Dollars (the “Valuation”).

(b)          Subject to the full performance by Seller of all of its obligations under this Agreement, Buyer shall issue and sell an aggregate of 135,625,000 Class A ordinary shares (the “Shares”) of Buyer, par value $0.001, to Seller or any Person(s) designated by Seller. The number of Class A ordinary shares to be issued and sold has been determined by dividing the Valuation by $0.08 (the “Purchase Price”) for each Class A ordinary shares, which is calculated as the closing sale price of the Company’s American depositary shares (“ADSs”) as reported by the Nasdaq Stock Market on March 31, 2025, after adjustment for the ADS-to-Ordinary Share ratio of 1:5.

3.              Closing. The Closing shall take place as soon as possible after the execution of this Agreement and in any event no later than April 7, 2025 (the “Closing Date”). At the Closing (i) Seller will deliver the Intangible Asset to Buyer or any Person(s) designated by Buyer, including all software, documentation and other materials necessary for Buyer or such designated Person(s) to use, test, understand and dispose of the Intangible Asset, (ii) Buyer will issue and sell the Shares to Seller or any Person(s) designated by Seller, and (iii) Buyer and Seller, and their respective designated Persons where applicable, shall take such other actions and execute and deliver such other agreements, bills of sale, patent transfers and other instruments and documents as are necessary and proper to effect the transactions contemplated by this Agreement in accordance with its terms.

4.              Representations and Warranties of Seller. Seller hereby represents and warrants to Buyer, as of the Closing Date, as follows:

4.1          Organization, Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of HONG KONG, and has full power and authority and the legal right to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Seller pursuant hereto, and to consummate the transactions contemplated hereby and thereby.

4.2          Authority. The execution and delivery of this Agreement (and all other agreements and instruments contemplated under this Agreement) by Seller, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by the directors and stockholders of Seller, and no other act or proceeding on the part of or on behalf of Seller or its directors, officers or stockholders is necessary to approve the execution and delivery of this Agreement and such other agreements and instruments, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

4.3           Execution and Binding Effect. This Agreement has been duly and validly executed and delivered by Seller and constitutes, and the other instruments to be executed and delivered by Seller pursuant hereto, upon their execution and delivery by Seller, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Buyer), legal, valid and binding agreements of Seller, enforceable against Seller in accordance with their respective terms.

4.4           Consent and Approvals. There is no requirement applicable to Seller to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the lawful consummation by Seller of the transactions contemplated by this Agreement and the other agreements and instruments to be executed and delivered by Seller pursuant hereto.

4.5           No Violation. Neither the execution, delivery and performance of this Agreement and all of the other agreements and instruments to be executed and delivered pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the certificate of incorporation or bylaws of Seller, (b) conflict with or result in a violation or breach of, or constitute a default or require consent of any Person (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any contract, notice, bond, mortgage, indenture, license, franchise, permit, agreement, lease or other instrument or obligation to which Seller is a party or by which Seller or the Intangible Asset may be bound, (c) violate any statute, ordinance or law or any rule, regulation, order, writ, injunction or decree of any Governmental Entity applicable to Seller or the Intangible Asset, or (d) result in any cancellation of, or obligation to repay, any grant, loan or other financial assistance received by Seller from any Governmental Entity.

4.6           Intangible Asset. Seller holds good and marketable title, license to or leasehold interest in the Intangible Asset and has the complete and unrestricted power and the unqualified right to sell, assign and deliver the Intangible Asset to Buyer. Upon consummation of the transactions contemplated by this Agreement, Buyer will acquire good and marketable title, license or leasehold interest to the Intangible Asset free and clear of any Liens and there exists no restriction on the use or transfer of the Intangible Asset.

4.7           Intellectual Property. To Seller’s knowledge, neither the development, manufacture, marketing, license, sale or use of any Intangible Asset infringes or will infringe any intellectual property or other proprietary right of any other Person. All registered trademarks, service marks, patents and copyrights constituting Intangible Asset are valid and subsisting. To Seller’s knowledge, there is no pending or threatened claim or litigation contesting the validity, ownership or right to use, sell, license or dispose of the Intangible Asset, nor has Seller received any notice asserting that any part of the Intangible Asset or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other Person. All fees to maintain Seller’s rights in the Intangible Asset due and payable on or before the Closing Date have been paid by Seller or will be paid by Seller within a reasonable period after the Closing.

4.8           Litigation; Other Claims. To Seller’s knowledge, there are no claims, actions, suits, inquiries, proceedings, or investigations against Seller, or any of its directors, officers or stockholders, relating to the Intangible Asset which are currently pending or threatened, at law or in equity or before or by any Governmental Entity, nor is Seller aware of any basis for such claims, actions, suits, inquiries, proceedings, or investigations.

4.9           Taxes. With respect to the Intangible Asset, each Tax required to have been paid with respect to the Intangible Asset by Seller has been duly paid in full on a timely basis. No claim or other proceeding is pending in respect of any Tax with respect to the Intangible Asset. There are no unsatisfied liabilities for Taxes with respect to the Intangible Asset.

5.              Representations and Warranties of Buyer. Buyer represents and warrants to Seller, as of the Closing Date, as follows:

5.1           Organization. Buyer is a corporation duly formed and validly existing under the laws of Cayman Islands, and has full power and authority and the legal right to execute and deliver this Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, and to consummate the transactions contemplated hereby and thereby.

5.2           Authority. The execution and delivery of this Agreement (and all other agreements and instruments contemplated under this Agreement) by Buyer, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by the directors and shareholders of Buyer, and no other act or proceeding on the part of or on behalf of Buyer or its directors, officers or shareholders is necessary to approve the execution and delivery of this Agreement and such other agreements and instruments, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.

5.3           Execution and Binding Effect. This Agreement has been duly and validly executed and delivered by Buyer and constitutes, and the other instruments to be executed and delivered by Buyer pursuant hereto, upon their execution and delivery by Buyer, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Seller), legal, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, or other laws affecting the enforcement of creditors’ rights generally or provisions limiting competition, and by equitable principles.

5.4           Consent and Approvals. There is no requirement applicable to Buyer to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the lawful consummation by Buyer of the transactions contemplated by this Agreement and the other agreements and instruments to be executed and delivered by Buyer pursuant hereto.

5.5           No Violation. Neither the execution, delivery and performance of this Agreement and of all the other agreements and instruments to be executed and delivered pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the certificate of incorporation or bylaws of Buyer, (b) conflict with or result in a violation or breach of, or constitute a default or require consent of any Person (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any notice, bond, mortgage, indenture, license, franchise, permit, agreement, lease or other instrument or obligation to which Buyer is a party or by which Buyer or any of its properties or assets may be bound, or (c) violate any statute, ordinance or law or any rule, regulation, order, writ, injunction or decree of any Governmental Entity applicable to Buyer or by which any of its properties or assets may be bound.

6.              Tax Matters.

6.1           Payment of Taxes. Prior to and for all periods following and including the Closing Date, the Seller shall pay when due any and all Taxes attributable to or levied or imposed upon the Intangible Asset for periods (or portions thereof) through and including the Closing Date whether or not such payment is required to be paid after the Closing Date and shall file all Tax Returns relating to such Taxes within the time period for filing, and such Tax Returns shall be true, correct and complete. For purposes of this Agreement, (1) “Tax Return” means any return, statement, report or form (including estimated tax returns and reports, withholding tax returns and reports, any schedule or attachment, and information returns and reports) required to be filed with respect to Taxes and (2) “Taxes” means (a) any net income, alternative or add on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other Tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to Taxes or additional amount (whether disputed or not) imposed by any governmental entity responsible for the imposition of any such Tax (domestic or foreign), (b) any liability for the payment of any amounts of the type described in clause (a) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period, and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) of this sentence as a result of being a transferee of or successor to any person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other person.

6.2           Transfer Taxes. All transfer, sales and use, registration, documentary, stamp, value added, registration and similar taxes and fees (including any penalties and interest) imposed in connection with the purchase and sale of the Intangible Asset shall be borne on an equal, [50%/50% basis] by Seller and Buyer, and the Seller shall be responsible for the filing of all tax returns and notices in connection therewith.

7.              Miscellaneous.

7.1           Amendments and Waivers; Successors and Assigns. Any term of this Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective permitted successors and assigns of the parties.

7.2           Governing Law; Jurisdiction. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the Cayman Islands, without giving effect to principles of conflicts of law.

7.3           Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4           Notices. Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile, confirmed electronic mail, or forty-eight (48) hours after being deposited in the regular mail as certified or registered mail (airmail if sent internationally) with postage prepaid, if such notice is addressed to the party to be notified at such party’s address, facsimile number, or electronic email address as set forth below, or as subsequently modified by written notice.

7.5           Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith, in order to maintain the economic position enjoyed by each party as close as possible to that under the provision rendered unenforceable. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of the Agreement shall be enforceable in accordance with its terms.

7.6           Entire Agreement. This Agreement and the documents referred to herein are the product of both of the parties hereto, and constitute the entire agreement between such parties pertaining to the subject matter hereof and thereof, and merge all prior negotiations and drafts of the parties with regard to the transactions contemplated herein and therein. Any and all other written or oral agreements existing between the parties hereto regarding such transactions are expressly canceled.

[Signature page follows]

This Agreement has been duly executed and delivered by the parties hereto, as of the date first above written.

BUYER:

TCTM KIDS IT EDUCATION INC.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Address for Notice: ****
E-Mail:	****

SELLER:

JEETHEN INTERNATIONAL CO., LIMITED

By:	/s/ Baichuan Liao
Name:	Baichuan Liao
Title:	President

Address for Notice: ****
E-Mail:	****

EXHIBIT A

INTANGIBLE ASSET

Core Algorithms and Related Software and Hardware Systems for Brain-Computer Interfaces, which can collect brain signals, decode them in real time, and control external devices. The system converts the collected data, such as brainwaves, facial expressions, and head movements, into control commands through signal processing and machine learning algorithms, thereby achieving mind control of computers, communication, or external devices. In addition, the system further integrates artificial intelligence and large model technologies to enhance signal processing, data decoding, and intelligent interaction capabilities. The system will be able to find applications in the future in areas such as medical rehabilitation, assisted living, intelligent human – computer interaction, neuroscience research, and mental disorder screening as well as brain health checkups. The products include active rehabilitation, vision testing, brain status detection, and electronic meditation.